SEC 1745 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
   INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO (02-02) RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                                    UNITED STATES              OMB APPROVAL
                         SECURITIES AND EXCHANGE COMMISSION    OMB Number:
                                                               3235-0145
                               WASHINGTON, D.C. 20549          Expires: December
                                                               31, 2005
                                    SCHEDULE 13G               Estimated average
                                   (RULE 13D-102)              burden hours per
                                                               response. . 11


             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                               MIKOHN GAMING CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    59862K108
                                 (CUSIP Number)

                                   MAY 8, 2003
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [   ]   Rule 13d-1(b)
   [ X ]   Rule 13d-1(c)
   [   ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  59862K108

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Potomac Capital Management LLC
              13-3984298

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)     [ ]
            (B)     [ ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION
              Limited Liability Company formed under the laws of the State of New York

NUMBER OF            5.   SOLE VOTING POWER
SHARES                    0
BENEFICIALLY
OWNED BY             6.   SHARED VOTING POWER
EACH                      728,700 shares of Common Stock
REPORTING
PERSON WITH          7.   SOLE DISPOSITIVE POWER
                          0

                     8.   SHARED DISPOSITIVE POWER
                          728,700 shares of Common Stock

     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 728,700 shares of Common Stock

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              Approximately 5.5% as of the date of this filing (based on 13,092,816 shares of Common Stock issued and outstanding as of May 13, 2003)


     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              HC; OO (Limited Liability Corporation)

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Potomac Capital Management Inc.
              13-3984786

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)     [ ]
            (B)     [ ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION
              Corporation formed under the laws of the State of New York

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    728,700 shares of Common Stock
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        728,700 shares of Common Stock

     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 728,700 shares of Common Stock

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              Approximately 5.5% as of the date of this filing (based on 13,092,816 shares of Common Stock issued and outstanding as of May 13, 2003)

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              HC; CO

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Paul J. Solit

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)     [ ]
            (B)     [ ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S. Citizen

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    728,700 shares of Common Stock
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        728,700 shares of Common Stock

     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 728,700 shares of Common Stock

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              Approximately 5.5% as of the date of this filing (based on 13,092,816 shares of Common Stock issued and outstanding as of May 13, 2003)

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN; HC

ITEM 1.

       (a)  NAME OF ISSUER
            MIKOHN GAMING CORP.
       (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            920 Pilot Road
            Las Vegas, NV 89119

ITEM 2.
       (a)  NAME OF PERSON FILING
            Potomac Capital Management LLC
       (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
            153 E. 53rd Street,
            26th Floor
            New York, New York 10022
       (c)  CITIZENSHIP
            Limited Liability Company formed under the laws of the State of New York.

       (a)  NAME OF PERSON FILING
            Potomac Capital Management Inc.
       (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 153 E. 53rd Street,
            26th Floor
            New York, New York 10022
       (c)  CITIZENSHIP
            Corporation formed under the laws of the State of New York.

       (a)  NAME OF PERSON FILING
            Paul J. Solit
       (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE c/o Potomac Capital Management LLC
            153 E. 53rd Street,
            26th Floor
            New York, New York 10022
       (c)  CITIZENSHIP
            U.S. Citizen

       (d)   TITLE OF CLASS OF SECURITIES
             Common Stock, par value $0.10 per share
       (e)   CUSIP NUMBER
             59862K108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

        Not Applicable

       (a) [ ] BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE EXCHANGE ACT;
       (b) [ ] BANK AS DEFINED IN SECTION 3(A)(6) OF THE EXCHANGE ACT;
       (c) [ ] INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF THE EXCHANGE ACT;
       (d) [ ] INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE INVESTMENT COMPANY ACT;

       (e) [ ] AN INVESTMENT ADVISER IN ACCORDANCE WITH RULE 13D-1(B)(1)(II)(E);
       (f) [ ] AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN ACCORDANCE WITH RULE 13D-1(B)(1)(II)(F);
       (g) [ ] A PARENT HOLDING COMPANY OR CONTROL PERSON IN ACCORDANCE WITH RULE 13D-1(B)(1)(II)(G);
       (h) [ ] A SAVINGS ASSOCIATION AS DEFINED IN SECTION 3(B) OF THE FEDERAL DEPOSIT INSURANCE ACT;
       (i) [ ] A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF AN INVESTMENT COMPANY UNDER SECTION 3(C)(14) OF THEINVESTMENT COMPANY ACT;
       (j) [ ] GROUP, IN ACCORDANCE WITH RULE 13D-1(B)(1)(II)(J).


ITEM 4.      OWNERSHIP

PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

POTOMAC CAPTIAL MANAGEMENT LLC
POTOMAC CAPITAL MANAGEMENT INC.
PAUL J. SOLIT

             (a)  AMOUNT BENEFICIALLY OWNED:728,700 shares of Common Stock
             (b) PERCENT OF CLASS: Approximately 5.5% as of the date of this filing (based on 13,092,816 shares of Common Stock issued and outstanding as of May 13, 2003)
             (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

                  (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE 0
                  (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE 728,700 shares of Common Stock.
                  (iii)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                           0
                  (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF 728,700 shares of Common Stock.


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
See Exhibit A attached hereto.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP
Not Applicable.

ITEM 10.     CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated this 16th day of May, 2003




                                           POTOMAC CAPITAL MANAGEMENT LLC

                                           By:   /s/ Paul J. Solit
                                                 Paul J. Solit, Managing Member

                                           POTOMAC CAPITAL MANAGEMENT INC.

                                           By:   /s/ Paul J. Solit
                                                 Paul J. Solit, President

                                           PAUL J. SOLIT

                                           By:   /s/ Paul J. Solit
                                                 Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A Identification of entities which acquired the shares which are the subject of this report on Schedule 13G

Exhibit B Joint Filing Agreement dated May 16, 2003 among Potomac Capital Management LLC, Potomac Capital Management, Inc. and Paul J. Solit